Via Facsimile and U.S. Mail
Mail Stop 6010

June 6, 2008

Mr. W. Larry Cash
Executive Vice President,
Chief Financial Officer and Director
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

Re: Community Health Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 001-15925

Dear Mr. Cash:

We have reviewed your filing and have the following comments. We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies

Third Party Reimbursement, page 53

1. You state that contractual allowance adjustments related to financial settlements or appeals increased operating revenue by an insignificant amount. Please revise your disclosure to clarify whether the changes have been insignificant to net income for the periods presented. In addition, please disclose whether there are changes in estimates other than from final settlements or appeals and, if so, disclose their nature, timing and amount recorded in your statements of income.

2. Please quantify and disclose the reasonably likely effect that a change in your assumptions related to your contractual allowance as of December 31, 2007 could have on financial position and operations.

Allowance for Doubtful Accounts, page 53

3. In regards to the 2007 increases to contractual reserves and allowance for doubtful accounts of $96.3 million and $70.1 million, respectively, please disclose the key cash collection indicators that experienced deterioration, and the changes in the assumptions that led to the change in estimate. In addition, please disclose the changes in the inputs and assumptions that were driven by the additional data provided by the Triad acquisition. Please revise your disclosure to reconcile the $96.3 million discussed herein to the changes in estimates discussed under "Third Party Reimbursement." Further, disclose how much of the $96.3 million relates to revenue you recorded in 2006.

4. Please quantify and disclose the reasonably likely effect that a change in your assumptions related to your allowance for doubtful accounts as of December 31, 2007 could have on financial position and operations.

VII. Critical Accounting Policies and Estimates, page 26

5. It appears that you are discounting both settled and unsettled professional liability loss reserves. Please tell us your basis in GAAP for discounting your unsettled loss reserves for professional liability claims.

6. Please revise your disclosure to clarify whether there have been any significant changes in your estimate of these accruals. If such changes have been material, please quantify these amounts.

Mr. W. Larry Cash
Community Health Systems, Inc.
June 6, 2008
Page 3

Financial Statements

Note 4.Goodwill and Other Intangible Assets, page 80

7. It appears that you categorize your operating segments as reporting units when performing your annual goodwill evaluation. Please provide us an analysis that demonstrates why you believe, for your hospital operations segment, that the economic characteristics are similar for the components that comprise that segment.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant